Thomas H. Neuschaefer
                                                           (715) 345-4427

                                                            Kenneth F. Csinicsek
                                                            (715) 345-4352





         FIRST FINANCIAL CORPORATION ANNOUNCES 25% STOCK DIVIDEND AND A
                 25% INCREASE IN REGULAR QUARTERLY CASH DIVIDEND

Stevens Point, Wisconsin, November 20, 1996... First Financial Corporation (NASDAQ- NMS:FFHC) announced today that its board of directors declared a 25% common stock dividend, payable on December 30, 1996, to shareholders of record on December 16, 1996. Fractional shares will be paid in cash at a rate to be determined by the closing bid price of the company's stock on the record date. The company had 29,684,495 common shares outstanding as of November 19, 1996.

The company also announced that it will maintain its current quarterly dividend of $.15 per share. The dividend will also be paid on the newly issued shares, which will result in an equivalent 25% increase in the quarterly dividend. The dividend will be payable on December 31, 1996 to shareholders of record on December 16, 1996. The dividend is the 64th consecutive quarterly dividend paid by the company since it went public in 1980.

"First Financial is experiencing another record year in terms of core earnings and we are pleased to provide this five-for-four stock split and cash dividend increase to our shareholders. Coupled with our previously announced stock buyback program, these actions demonstrate our confidence in our strong capital position and our desire to reward our shareholders for their loyalty," said John
C.  Seramur,   president  and  chief   executive   officer  of  First  Financial
Corporation.

First Financial Corporation is the holding company for First Financial Bank, one of the nation's largest savings banks. The corporation has total assets of $5.6 billion and operates 128 consumer banking offices throughout Wisconsin and Illinois.


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